UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 9 June, 2021
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__
Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____
No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____
No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____
No __X__

ENCLOSURES:

Sens Announcement dated 9 June 2021: Dealings in securities by directors of major subsidiaries of Sasol

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL
NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “Company”)

DEALINGS IN SECURITIES BY DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements
(“Listings Requirements”), Sasol hereby announces that directors of major subsidiaries of
Sasol have transacted in Sasol securities in terms of the Sasol Khanyisa ESOP Trust deed as set out in the tables below:
Vesting date:
1 June 2021
Class of shares:
Sasol ordinary shares
Initial issue price per right:
R0,00
Nature of Transaction:
Retention of vested shares off-market
Nature and extent of interest:
Direct beneficial
Surname and
initials
Subsidiary
Number
of shares
Price per
share
(ZAR)
Total value of
the transaction
(ZAR)
NG Nndwammbi
Sasol South Africa Limited
Sasol Oil (Pty) Ltd
124
318,18
39 454,32
RM Laxa
Sasol South Africa Limited
108
318,18
34 363,44
DT Mokomela
Sasol South Africa Limited
205
318,18
65 226,90
Vesting date:
1 June 2021
Transaction date:
1 June 2021 to 7 June 2021
Class of shares:
Sasol ordinary shares
Initial issue price per right:
R0,00
Nature of Transaction:
Sale of vested shares on-market
Nature and extent of interest:
Direct beneficial
Surname and
initials
Subsidiary
Number
of shares
Average
Selling
Price per
share
(ZAR)
*
Total value of
the transaction
(ZAR)
B Baijnath
Sasol South Africa Limited
Sasol Oil (Pty) Ltd
205
234,3764
48 047,16
NG Nndwammbi
Sasol South Africa Limited
Sasol Oil (Pty) Ltd
108
234,3764
25
312,65
T Booley
Sasol South Africa Limited
205
234,3764
48 047,16
RM Laxa
Sasol South Africa Limited
97
234,3764
22 734,51

*
Average selling price per share is based on transactions effected by the Company over a period of five days. The shares were allotted on the day of vesting and immediately sold by means of a bulk sale with effect from the vesting date. Proceeds are allocated to the shares sold by directors, as with all employees, based on the outcome of the bulk sale, which concluded on 7 June 2021.

The highest and lowest prices, as well as VWAP prices for each day were as follows:
Date
Highest price
(ZAR)
Lowest price
(ZAR)
Volume Weighted
Average Price
(ZAR)
1 June 2021
240,00                          229,00
236,4856
2 June 2021
248,52                          239,70
243,8913
3 June 2021
242,98                          235,00
235,9593
4 June 2021
235,21                          230,58
231,1981
7 June 2021
235,41                          232,40
233,6576

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for all the transactions set out above.

9 June 2021
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 June 2021
By:
/sgd/M du Toit
M du Toit Name:
Title: Group Company Secretary